Exhibit 99.2

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

MURCHINSON LTD., EOM MANAGEMENT LTD., NOMIS BAY LTD., and BPY LIMITED,

Plaintiffs,

-against-

NANO DIMENSION LTD., YOAV STERN, AMIT DROR, SIMON ANTHONY-FRIED, CHANNA CASPI, ODED GERA, RONI KLEINFELD, J. CHRISTOPHER MORAN, YOAV NISSAN-COHEN, and IGAL ROTEM

Defendants,

Case No: _______________ COMPLAINT

Plaintiffs Murchinson Ltd., EOM Management Ltd., Nomis Bay Ltd., and BPY Limited, (“Plaintiffs”) for their claim against defendant Nano Dimension Ltd. (“Nano”) and each of the individual defendants, by their attorneys, Olshan Frome Wolosky LLP, state:

Preliminary Statement

1.       Plaintiffs bring this claim pursuant to New York Civil Rights Law §§ 70-a and 76-a to recover their fees and damages arising from Nano’s litigation in this Court, Nano Dimension Ltd. v. Murchinson Ltd. et al., 1:23 Civ. 02566-JLR (the “Federal Litigation”). As set forth below, Defendants brought the Federal Litigation in an effort to silence Plaintiffs’ criticism of Nano’s Board and to deter Plaintiffs from their efforts to effectuate change at the Board level.

The Parties

2.       Plaintiffs are long term shareholders of Nano who have criticized its Chairman and CEO, Yoav Stern, and his fellow directors for mismanaging its business and causing financial loss to shareholders. Plaintiffs are the largest beneficial owners of Nano common stock, collectively holding approximately 5.7% of its outstanding shares.

3.       Defendant Nano is a corporation organized under the laws of Israel and its common stock trades in the U.S. markets as American Depository Shares (“ADS”). Defendants Yoav Stern, Amit Dror, Simon Anthony-Fried, Channa Caspi, Oded Gera, Roni Kleinfeld, J. Christopher Moran, Yoav Nissan-Cohen and Igal Rotem (collectively, “Individual Defendants”) act as members of Nano’s Board of Directors, even though four of them were voted off the Board at a special meeting of shareholders held in March 2023. These four are Messrs. Stern, Gera, Rotem and Nissan-Cohen. Defendant Stern is also Nano’s Chief Executive Officer and Chairman of the Board. Upon information and belief, all Individual Defendants reside in Israel, except for Defendant Moran, who resides in California, and Defendant Stern who resides in Florida.

Jurisdiction and Venue

4.       This Court has subject matter jurisdiction pursuant to its ancillary jurisdiction. The claim forms part of the same case or controversy as Nano Dimension Ltd. v. Murchinson Ltd. et al., 1:23 Civ. 02566-JLR (the “Federal Litigation”). Venue is also proper, as this Court is the venue for the Federal Litigation. The Individual Defendants have had purposeful contacts with this forum by authorizing the Federal Litigation to be filed in New York.

Plaintiffs’ Challenge to Nano’s Incumbent Board

5.       On January 22, 2023, Plaintiffs delivered a letter to Nano demanding that it convene a special general meeting of shareholders to (i) amend Nano’s corporate charter; (ii) remove four incumbent directors, including Nano’s Chairman, Defendant Stern, and (iii) elect two highly qualified independent directors. Defendant Nano, directed by the Individual Defendants, refused to call the shareholders meeting.

2

6.       On February 13, 2023, Plaintiffs delivered notice to Nano’s shareholders to independently convene the special meeting in accordance with Israel’s Companies Law. In advance of the special meeting, Plaintiffs presented their position through a series of press releases and other public disclosures. Among other things, Plaintiffs criticized Defendant Stern, advocating for his removal and for the election of new directors, advising:

•	“Since his [Yoav Stern’s] appointment as Chairman in 2021, the Yoav Stern-led Board has overseen share price underperformance relative to peers, terrible corporate governance and poor capital allocation.”
•	“The Board has continually failed to hold management accountable for its ill-advised acquisition strategy, poor integration of those acquisitions and significant cash burn.”
•	“The Board has apparently rallied behind Mr. Stern by supporting drastic entrenchment measures aimed at preventing the voices of shareholders from being heard.”
•	“Murchinson seeks to restore accountability and ensure the Board prioritizes protecting value for ALL shareholders rather than simply furthering Mr. Stern’s self-serving entrenchment.”
•	“Since Mr. Stern was appointed Chairman in March 2021, Nano Dimension’s stock price has lost 77.7% of its value.”

7.       Plaintiffs’ proposals received support from the leading independent proxy advisory service, Institutional Shareholder Services, Inc. (“ISS”). Among other things, ISS observed:

•	“The company’s share price and operating performance, coupled with corporate governance deficiencies, indicate that change is necessary and that shareholders would benefit from enhanced independence on the board.”
•	“(T)he stock’s performance ... suggests that the market does not expect the company’s broader strategic plan to deliver value.”
•	“Over the last three years, only five directors have stood for election, with no directors up for election at the 2020 annual meeting, two directors up for election at the 2021 annual meeting, and three directors up for election at the 2022 annual meeting.”
•	“It is also important to consider the timing of the dissident’s request. Shareholders rejected the company’s proposals at the December 2022 special meeting, which can be seen as a message of no confidence.”
3

•	“That the CEO has the right to approve new directors calls into question the ability of the board to effectively oversee management, and of the board to refresh itself.”
•	“Stern is at the center of the underperformance and corporate governance concerns underpinning the dissident's compelling case for change.”
•	“In light of these considerations, shareholders are recommended to vote for the removal of Incumbent directors Stern, Gera, Rotem, and Nissan-Cohen, and for the election of dissident nominees Traub and Rosensweig.”

8.       All other proxy advisory services joined with ISS in recommending a vote in favor of Plaintiff’s proposals at the special meeting of shareholders.

9.       Plaintiffs’ proposals received overwhelming support at the special meeting of shareholders. But Defendants have refused to honor the vote. Instead, the Director Defendants caused Nano to commence litigation in the Courts of Israel to block the implementation of the shareholder vote.

Defendants’ Attempt to Silence Plaintiffs through the Federal Litigation

10.       Nano is required by law to have an annual meeting of shareholders in 2023. Remarkably, a majority of its nine-person staggered Board were never elected by a shareholder vote. Given the results of the special meeting, Defendants recognized that they could never prevail at a free and fair election. To avoid an inevitable loss, Defendants devised the Federal Litigation for the purpose of inflicting financial loss on Plaintiffs and others who had voiced public criticism of the Board.

11.       The Federal Litigation was commenced, and has been continued, without a substantial basis in fact and law. The cornerstone of the Federal Litigation is the bogus claim under Section 13(d) of the Securities Exchange Act of 1934 that Plaintiffs are members of an undisclosed “group” with Boothbay Absolute Return Strategies L.P. and Boothbay Diversified Alpha Master Fund L.P. (the “Boothbay Funds”).

4

12.       Nano alleges in its Complaint that shares held by the Boothbay Funds should be added to those disclosed on the Schedule 13D filings by Plaintiffs. But Plaintiffs have repeatedly made clear to Nano that Plaintiff Murchison is the investment manager for the Boothbay Funds with a power of attorney for their shares. In fact, Plaintiff’s letter dated January 22, 2023 calling for the Special General Meeting identified each of the Boothbay Funds and their shareholdings, advising that Boothbay Absolute Return Strategies, L.P. held 3,975,000 shares and Boothbay Diversified Alpha Master Fund L.P., 2,650,000 shares. The January 22, 2023 letter also made clear that those shares were beneficially owned by Plaintiff Murchinson and included in the Schedule 13D totals reported by Murchinson as “Managed Positions.” Nano claims to rely on a Schedule 13F filed by Boothbay Fund Management L.P. which also reports share ownership in Nano. The shares reported on the Schedule 13F, however, are the same as those reported on Plaintiffs’ Schedule 13D. This fact is readily apparent since the numbers match to the share on the two reports. By its own admission, Nano performed a thorough analysis of publicly reported share ownership and transactions by Plaintiffs and the Boothbay Funds. Plaintiffs also advised Defendants that their theory was mistaken by letter dated March 17, 2023. Nano’s claim of undisclosed share ownership and “group” activities is a fiction, as Defendants well know.

13.       Nano also claims that Plaintiffs are members of an undisclosed “group” with Anson Advisors LP and the fund that it manages (the “Anson Fund”). The Anson Fund is another shareholder who has publicly criticized Nano’s Board of Directors. Nano hopes to deter both Plaintiffs and the Anson Fund through meritless litigation. Nano’s allegations rest on groundless speculation that because both Plaintiffs and the Anson Fund are opposed to the Nano Board of Directors they must be in a “group.” But many shareholders disagree with Nano’s Board of Directors, as vote of the special meeting confirms. Indeed, at a December 2022 shareholder meeting called by Nano to vote on proposals that the Individual Defendants recommended, the shareholders voted overwhelmingly against the proposals.

5

14.       While Nano alleges a “group” exists between the Anson Fund and Plaintiffs, it does not identify any alleged voting agreement or any agreement to buy, sell or dispose of Nano shares. Nor does Nano provide any reason for such an agreement. The Anson Fund has over $600 million under management, according to public reports. Nano offers no reason why the Anson Fund would forego a discretion over its assets in favor of Plaintiffs – or why Plaintiffs would do likewise. The alleged “group” is yet another desperate fiction contrived by Nano in a bid to block or silence participation in corporate governance.

15.       In the Federal Litigation, Nano has repackaged its Section 13(d) claim into other meritless claims, including a bogus breach of contract claim under New York law based on the Depository Agreement for the ADS.

16.       Plaintiffs’ communications with Nano shareholders and public disclosures relating to those communications and the special general meeting constitute “action involving public petition and participation” under N.Y. Civil Rights Law 76-a, as they involve a communication in a place open to the public or a public forum in connection with an issue of public interest as well as lawful conduct in furtherance of the exercise of the constitutional right of free speech in connection with an issue of public interest.

17.       Each Plaintiff is a defendant in an action involving public petition and participation, namely the Federal Litigation.

6

18.       The Federal Litigation was commenced or continued by the Individual Defendants, who authorized and caused Defendant Nano to file the Federal Litigation. Defendants commenced or continued the Federal Litigation without a substantial basis in fact and law and which could not be supported by a substantial argument for the extension, modification or reversal of existing law, and the Federal Litigation was commenced or continued for the purpose of harassing, intimidating, punishing or otherwise maliciously inhibiting the free exercise of speech, petition or association right.

19.       By virtue of the foregoing, Plaintiffs are entitled to recover their costs and attorneys fees in the Federal Litigation as well as compensatory damages in an amount to be determined at trial and punitive damages in excess of $5 million.

20.       All damages should be assessed against the Individual Defendants, consistent with policy underlying N.Y. Civil Rights Law § 70-a.

WHEREFORE, Plaintiffs pray for judgment against Defendants pursuant to N.Y. Civil Rights Law § 70-a awarding the relief requested in this Complaint.

Dated: New York, New York
May 1, 2023
OLSHAN FROME WOLOSKY LLP

	By:	/s/ Thomas J. Fleming
Thomas J. Fleming Adrienne M. Ward Attorneys for Plaintiffs 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300

7